UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

89bio, Inc.

(Name of Subject Company)

89bio, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

282559103

(CUSIP Number of Class of Securities)

Rohan Palekar

Chief Executive Officer

89bio, Inc.

655 Montgomery Street, Suite 1500

San Francisco, CA 94111

(415) 432-9270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Ryan A. Murr

Branden C. Berns

Evan D’Amico

Melanie E. Neary

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111-3715

(415) 393-8373

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by 89bio, Inc., a Delaware corporation (the “Company” or “89bio”), with the Securities and Exchange Commission (the “SEC”) on October 1, 2025, relating to the tender offer on Schedule TO filed with the SEC on October 1, 2025 by Roche Holdings, Inc., a Delaware corporation (“Parent”) and Bluefin Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of September 17, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and 89bio, to purchase all of the outstanding shares of common stock of 89bio, $0.001 par value per share (the “Shares”) at a per Share offer price of (i) $14.50 in cash, without interest less any required withholding taxes, plus (ii) one non-tradeable contingent value right representing the right to receive certain contingent payments of up to an aggregate amount of $6.00 per Share in cash, without interest less any required withholding taxes, upon the achievement of specified milestones on or prior to the applicable milestone outside dates, subject to and in accordance with the terms of the Contingent Value Rights Agreement entered into with Equiniti Trust Company, LLC, a New York limited liability trust company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 1, 2025 and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 2 is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the third paragraph under the section titled “U.S. Antitrust” in its entirety and replacing it with the following:

“The waiting period under the HSR Act expired on October 29, 2025, at 11:59 p.m., New York City time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offer Period; Completion of the Merger” immediately before the section titled “Annual and Quarterly Reports” on page 53 of the Schedule 14D-9 as follows:

“Expiration of the Offering Period; Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at one minute following 11:59 p.m., New York City time, on October 29, 2025 (such time, the “Expiration Time”), and the Offer was not extended. Parent and Merger Sub were advised by Citibank, N.A., the depositary for the Offer, that, as of the Expiration Time, a total of 94,113,710 Shares had been validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Offer, representing approximately 60.49% of the issued and outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Merger Agreement).

Merger Sub accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Merger Consideration for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement. Following acceptance for payment of the Shares, Merger Sub owned sufficient Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of 89bio’s stockholders. Accordingly, the Merger closed on October 30, 2025, with Merger Sub merging with and into 89bio, with 89bio continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent.

The Shares will be delisted and will cease to trade on the Nasdaq Global Market. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of 89bio’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

89BIO, INC.

By:	/s/ Rohan Palekar
Name:	Rohan Palekar
Title:	Chief Executive Officer

Dated: October 30, 2025